Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Schering-Plough Corporation
(Commission File No. 001-06571)

The following fact sheet was made available on-line on March 9, 2009.

MERCK AND SCHERING-PLOUGH TO COMBINE

Combined Company Positioned for Sustainable Growth Through Scientific Innovation
and a Stronger, More Diversified Product Portfolio

Description	Merck & Co., Inc. is a global research-driven	Schering-Plough is an innovation-driven, science-
	pharmaceutical company dedicated to putting	centered global health care company. Through its
	patients first. Established in 1891, Merck	own biopharmaceutical research and
	discovers, develops, manufactures and	collaborations with partners, Schering-Plough
	markets vaccines and medicines to address	creates therapies that help save and improve lives
	unmet medical needs. The Company devotes	around the world. The company applies its
	extensive efforts to increase access to	research-and-development platform to human
	medicines through far-reaching programs that	prescription, animal health and consumer health
	not only donate Merck medicines but help	care products. Schering-Plough's vision is to
	deliver them to the people who need them.	Earn Trust, Every Day with the doctors, patients,
	Merck also publishes unbiased health	customers and other stakeholders served by its
	information as a not-for-profit service.	colleagues around the world.

Website	www.merck.com	www.schering-plough.com

Employees	55,200	51,000

2008 Revenues	$23.9 billion	$18.5 billion

2008 Revenue by	United States - $13,371 million	United States - $5,556 million
Geographic Region	Europe, Middle East and Africa - $5,774	Europe and Canada - $8,903 million
	million	Latin America - $1,987 million
	Japan - $1,824 million	Asia Pacific - $2,056 million
Other - $2,883 million

2008 R&D	$4.8 billion	$3.5 billion
Investment

Headquarters	Whitehouse Station, New Jersey	Kenilworth, New Jersey

Cash and investments	$12 billion	$3.5 billion
(as of 12/31/08)

Major	Singulair (montelukast sodium)	Zetia (ezetimibe) and Vytorin
pharmaceutical and	Zetia (ezetimibe) and Vytorin	(ezetimibe/simvastatin)
vaccine products	(ezetimibe/simvastatin)	Remicade (infliximab)
	Cozaar (losartan potassium) and Hyzaar	Nasonex (mometasone furoate monohydrate)
	(losartan potassium and hydrochlorothiazide)	Temodar (temozolomide)
	Gardasil (human papillomavirus (HPV)	PEG-Intron (peginterferon alfa-2b)
quadrivalent (types 6, 11, 16, 18) vaccine,
recombinant)
Januvia (sitagliptin) and Janumet
(sitagliptin/metformin hydrochloride)

Novel products in late	CV: MK-0859 (anacetrapib), MK-7418	CV: SCH-530348 (thrombin receptor antagonist)
stage development	(rolofylline), MK-524 A and B (extended-	and acadesine
	release niacin/laropiprant and extended-	Immunology: Simponi (golimumab)
	release niacin/laropiprant/simvastatin)	Infectious Diseases: vicriviroc and boceprevir
	Oncology: MK-8669 (deforolimus)	Women's Health: corifollitropin alfa,
	Neuroscience: MK-0974 (telcagepant)	esmirtazapine and NOMAC/E2
	Women's Health: MK-0822 (odanacatib) and	Neuroscience: Saphris (asenapine), Bridion
	V-503	(sugammadex)
Respiratory: mometasone/formoterol, grass pollen
immunotherapy tablet

Business segments	Prescription	Prescription
	Vaccine	Animal Health
	Animal Health joint venture (Merial)	Consumer Health (OTC)
Consumer Health joint venture (J&J-Merck)

Executive	Richard T. Clark, chairman, president and	Fred Hassan, chairman and chief executive officer
Management Teams	chief executive officer
Robert J. Bertolini, executive vice president and
	Willie A. Deese, executive vice president and	chief financial officer
president, Merck Manufacturing Division
Richard S. Bowles III, senior vice president,
	Kenneth C. Frazier, executive vice president	Global Quality Operations
and president, Global Human Health
C. Ron Cheeley, senior vice president, Global
	Mirian Graddick-Weir, executive vice	Human Resources
president, Human Resources
Carrie S. Cox, executive vice president and
	Peter N. Kellogg, executive vice president	president, Global Pharmaceuticals
and chief financial officer
Thomas P. Koestler, executive vice president and
	Peter S. Kim, Ph.D., executive vice president	president, Schering-Plough Research Institute
and president, Merck Research Laboratories
Raul E. Kohan, senior vice president and
	Bruce N. Kuhlik, executive vice president	president, Global Animal Health
and general counsel
Ian McInnes, senior vice president and president,
	J. Chris Scalet, executive vice president,	Global Supply Chain
Global Services, and chief information officer
Lori Queisser, senior vice president, Global
Compliance and Business Practices

Thomas J. Sabatino, Jr., executive vice president
and general counsel

Brent Saunders, senior vice president and
president, Consumer Health Care

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Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck’s and Schering-Plough’s managements current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect either companies’ business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies’ 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies incorporate by reference.

These reports are available at www.merck.com and www.schering-plough.com.

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations web site (www.merck.com) or by directing a request to Merck’s Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.

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